State of Delaware
Secretary of State
Division of Corporations
Delivered 11:34 AM 11/06/2019
FILED 11:34 AM 11/06/2019
SR 20197940534 - File Number 7690282

# STATE OF DELAWARE
# CERTIFICATE OF INCORPORATION
# A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is ACQUIRE SKILLS AND KNOWLEDGE EDUCATION INC.

2. The Registered Office of the corporation in the State of Delaware is located at 251 Little Falls Drive (street), in the City of Wilmington, County of New Castle Zip Code 19808. The name of the Registered Agent at such address upon whom process against this corporation may be served is Corporation Service Company.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 1000000 shares (number of authorized shares) with a par value of $ 0.01 per share.

5. The name and mailing address of the incorporator are as follows:

Name Corporation Service Company
Mailing Address 251 Little Falls Drive
Wilmington, DE Zip Code 19808

Corporation Service Company, Incorporator

By: /s/ Margaret Rosado
Assistant Secretary

Name: Margaret Rosado
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